NEWS RELEASE

Canarc Reports NI 43-101 Resource Estimate

For the El Compas Gold-Silver Mine Project, Zacatecas, Mexico

Vancouver, Canada – January 14, 2016 – Canarc Resource Corp. (“Canarc” or “Company”) (TSX: CCM, OTC-BB: CRCUF, Frankfurt: CAN) is pleased to announce that it has received an updated, independent, resource estimate for Canarc’s El Compas Gold-Silver Mine (“El Compas”) in Zacatecas, Mexico. A technical report documenting the new mineral resource statement will be filed on SEDAR within 45 days in accordance with the requirements of National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101").

The El Compas property is a fully permitted gold-silver mine project located in the heart of one of the world's most prolific silver mining districts, Zacatecas, Mexico, with excellent road access and infrastructure and readily available water, power and skilled labour.

Comprised of 23 concessions totalling 2,900 hectares, the El Compas property is host to a number of gold bearing veins mined underground on a small scale by a private Mexican company in the past. A total of 153 exploration drill holes were completed between 2005-2010 to outline high-grade gold and silver mineralization within at least two of the vein structures, El Compas and El Orito.

New Mineral Resource

A new mineral resource estimate by Mining Plus Consultants is shown in the following table.

Table 1
Mineral Resource Estimate for the El Compas Deposit - November, 2015
Area	Cut-Off	Indicated
	Au g/t	Tonnes	Au g/t	Ag g/t	Au Oz	Ag Oz
El Compas	2.0	507,000	6.75	66.7	110,000	1,087,000
El Orito	2.0	45,000	4.34	60.5	6,000	88,000
Total		552,000	6.55	66.2	116,000	1,175,000
		Inferred
		Tonnes	Au g/t	Ag g/t	Au Oz	Ag Oz
El Compas	2.0	129,000	3.44	58.0	14,000	240,000
El Orito	2.0	292,000	4.51	60.8	42,000	571,000
Total		421,000	4.18	59.9	57,000	812,000

(1)	CIM Definition Standards were followed for the Mineral Resource estimates.
(2)	Mineral Resources are estimated using Vulcan software, and have been reported at a 2 g/t Au cut-off grade.
(3)	For the purpose of resource estimation, assays were capped at 75 g/t for Au and 700 g/t for Ag.
(4)	A bulk density of 2.6 tonnes/m3 has been applied for volume to tonnes conversion.
(5)	Resource categories have been applied to the estimation on the basis of drill-hole density, number of available composites, estimation pass and confidence in the estimation.
(6)	A small amount of the resource has been mined at the top of the El Compas vein and this material has been removed from the resource.
(7)	The estimate includes inferred resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. There is no certainty that the results predicted by this estimate will be realized. The mineral resources estimate could be materially affected by: environmental, geotechnical, permitting, legal, title, taxation, socio-political, marketing or other relevant issues.

Resource Calculation Methodology

The gold and silver mineralisation is hosted within two main vein systems, the El Compas and the El Orito veins. Since the mineralisation is hosted predominantly within quartz veins, the mineralised intercepts for each drill hole have been selected and interpreted based on the logged quartz veining, in cross-section and then wireframed. Areas of consistent high-grade mineralisation were segregated into sub-domains and estimated separately. In addition, a halo shape encompassing the main El Compas vein has been created in order to estimate gold and silver grades into the weakly mineralised portions surrounding the vein. Each wireframe has been used as hard boundaries during the estimation process with appropriate priorities set up during the block modelling to account for areas where any wireframes overlap. Seven mineralised wireframes have been used in the Mineral Resource estimate.

The drill-hole database supplied contained 153 drill holes for 30,069.22m of drilling and 41 underground channel samples for 304.6m of sampling. The mineralised wireframes have been used to code the drill-hole database by domain, with priorities set to ensure the correct coding precedence was applied. The statistical analysis of assayed samples has been undertaken using this unique domain code field, as has the compositing. The block model has been coded using the same methodology and wireframe priority as the drill-hole database. A total of six (6) mineralised domains have been identified within the deposit. Since both the gold and silver mineralisation is contained within the epithermal veins, the same domains have been used to estimate gold and silver.

An intercept length compositing technique has been used to composite the El Compas drill-hole data due to the presence of numerous andesitic intrusives within the veins and the extremely high grade variability in samples, in both gold and silver. This technique results in the generation of a single sample for each drill-hole intercept within a given mineralised domain. The true thickness sample length (perpendicular to the vein dip and strike) has been used for the length weighting in order to negate the effect of differences in intersection angles between drill holes and channel samples.

A total of 159 drill-hole and 50 underground channel sample composites have been used in the Mineral Resource Estimate, with comparisons between the two data types indicating that they can both be utilised in the grade estimation. The composites have been analysed for the existence of extreme values with only one domain identified as requiring capping of extreme values for both silver and gold.

Due to the reduction in the number of samples within each domain, as a function of the intercept length compositing method, a variographic analysis has been undertaken on grouped gold and silver mineralisation domains by area and similar orientation.

A block model has been created for the El Compas project area in Maptek’s Vulcan v9.1 3-D modelling software. The block model was sub-divided into a mined and an un-mined area, due to the increased sample density in the areas that have been mined historically. The un-mined portion of the resource has a parent block size of 12.5m (X), 12.5m (Y) and 5m (Z), with the parent blocks for the mined part of the resource reduced in size to 6.25m (X), 6.25m (Y) and 2.5m (Z). Sub-celling of both mined and un-mined portions of the resource to 3.125m (X), 3.125m (Y) and 1.25m (Z) has been employed at domain boundaries to allow adequate representation of the domain geometry and volume. All sub-cells have been estimated within the parent cell. The block size is considered appropriate for the drill-hole spacing.

A total of 215 bulk density measurements have been used to derive the dry bulk density used in the Mineral Resource estimation. These bulk density measurements have been collected using the water immersion technique on variable lengths of diamond drill core, with the lithology recorded for each interval. A bulk density of 2.6 g/cm3 was assigned to all blocks within the block model.

Gold and silver have been estimated using Ordinary Kriging interpolations into the parent blocks. The interpolations have been constrained within the mineralisation wireframes using hard boundary estimation. A minimum of three (3) and maximum of six (6) samples have been used for each pass, with these low numbers being due to the intercept length compositing method used. Gold and silver grades have been estimated in three interpolation passes with each subsequent pass either using an increased search ellipse size and/or a decreased minimum number of samples required to populate a block with grade. Final grade estimates have been validated by statistical analysis and visual comparison to the input composite data.

Resource categories have been applied to the estimation on the basis of drill-hole density, number of available composites, estimation pass and confidence in the estimation:

  No portion of the in-situ El Compas Mineral Resource meets the criteria for classification as a Measured Mineral Resource.
  The Indicated Mineral Resource category has been applied to the areas within the main mineralised domains (Domains 1, 2, 6 and 7), which have been estimated in the first, and second interpolation passes.
  The Inferred Resource category has been applied to areas within the main mineralised domains, which have been estimated in the third pass and to all of Domains 4 and 5.

The Mineral Resource estimate has been adjusted to reflect depletion from the underground mining, which is stated to have occurred before 2008, within the digitised level wireframes provided to Mining Plus.

Historical Resource Estimate

SRK Consulting compiled the results of previous exploration work into a NI 43-101-technical report including a resource estimate for Marlin Gold, which includes the historical resource estimate summarized below, which is effective as of December 23, 2010.

HISTORICAL NI 43-101 Resource (2 g/t cut-off grade) [1]

Indicated: 524,000 tonnes @ 4.38 g/t gold and 65.53 g/t silver

Inferred: 419,100 tonnes @ 3.98 g/t gold and 47.57 g/t silver

Canarc considers this resource estimate to be historical; it has not independently verified them, and therefore they should no longer be relied upon. A qualified person has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves, and Canarc is not treating the historical estimate as current mineral resources.

The new resource estimate by Mining Plus Consultants confirms the volume and grade tenor in the historical estimate and yielded higher indicated tonnes, grades and ounces compared to the previous historic estimate.

The increase in resource grade is due to an improved compositing method and the segregation of high-grade zones into sub-domains. The generation of intercept composites reduced the extreme grade variability, enabling the application of lower grade caps on the drill-hole and underground channel sample assays. The segregation of high-grade sub-domains within the resource ensured that dilution of the high-grade areas by low-grade samples has not occurred.

Although exploration efforts to date at El Compas have focused on near surface gold mineralization, significant potential exists for additional mineralization at depth in the El Compas and El Orito veins, and near surface in several other prospective veins hosted within the Mesozoic volcanic rocks typical of the district.

The Company plans to release this month the results of a NI 43-101 preliminary economic assessment report regarding bringing the El Compas mine in production.

Mr. Catalin Chiloflischi, CEO of Canarc, stated: “Confirmation and improvement of previous historical resource estimates for the El Compas project marks yet another important step forward for Canarc to transition into a successful producing gold-silver mining company during 2016.”

Qualified Persons:

(1)	Lisa Bascomb AIG (CP), Mining Plus Consultant, an Australian registered Professional Geologist and a “Qualified Person” as defined by NI 43-101, she has reviewed and approved the technical and scientific information on the El Compas Project contained in this release.
(2)	Garry Biles, P. Eng, President & COO for Canarc Resource Corp, is the Qualified Person who reviewed and approved the contents of this news release.

Catalin Chiloflischi”

____________________

Catalin Chiloflischi, CEO

CANARC RESOURCE CORP.

FOR MORE INFORMATION:

Catalin Chiloflischi, CEO

Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Fax: (604) 685-9744

Email: catalin@canarc.net Website: www.canarc.net

About Canarc Resource Corp. Canarc is a growth-oriented, gold and silver exploration, development and mining company listed on the TSX (CCM) and the OTC-BB (CRCUF). The Company is currently focused on advancing its El Compas project to production. Canarc is also seeking a partner to advance its high grade, underground, New Polaris gold mine project in British Columbia to the feasibility stage.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historical facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to mineral resource estimates at the El Compas property and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, risks related to uncertainties inherent in the estimation of mineral resources; results of future exploration activities; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity or other financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Forward-looking statements are based on assumptions that the Company's activities will be in accordance with the Company's public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained and that there will be no significant disruptions affecting the Company or its properties.

[1] The foregoing historical estimate was disclosed in a technical report titled “NI 43-101 Updated Technical Report on Resources, El Compas Property Mineral Resource Estimation, Zacatecas State, Mexico” (the “SRK Report”), dated January 30, 2011, that was prepared by SRK Consulting for Oro Mining Ltd., which at the time was a wholly-owned subsidiary of Marlin Gold Mining Ltd. (“Marlin Gold”). Key assumptions, parameters and methods used to prepare the historical estimate are described in the SRK Report, which is available under Marlin Gold’s profile on SEDAR at http://www.sedar.com/. The historical estimate includes inferred resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. There is no certainty that the results predicted by this estimate will be realized. The mineral resources estimate could be materially affected by environmental, geotechnical, permitting, legal, title, taxation, socio-political, marketing or other relevant issues.